[PUBLICIS GROUPE LOGO]

          PRESS RELEASE





CONTACTS:
Laurence Rey / Pierre Benaich                   Ruth Pachman/Victoria Weld
Publicis Groupe SA                              Kekst and Company
+ 33-1-44-43-7000                               +1 (212) 521-4800







                    2000 A RECORD YEAR FOR PUBLICIS GROUPE SA
                    -----------------------------------------
              --COMPANY REPORTS YEAR-END EARNINGS OF $ 139 MILLION
                           --BILLINGS GROW OVER 72%--
               --SHARP INCREASES IN REVENUES, EBITDA, NET PROFIT--







PARIS, FRANCE, MARCH 15, 2001 -Publicis Groupe SA (NYSE: PUB), today announced year-end 2000 earnings of $ 139 million.

2000 proved to be a record year for Publicis Groupe S.A., with figures showing sharp increases across the board, particularly in the following areas:
-     Revenues                                                   :     + 70 %
-     EBITDA                                                     :     + 78 %
-     Net profit (before goodwill amortiz. and exceptionals)     :     + 83 %

The following figures consolidate acquisitions made during the year from the date of acquisition. For example, Saatchi & Saatchi has been consolidated over four months and Nelson Communications over two.

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



KEY FIGURES (IN EUROS AND $)

--------------------------------------------------------------------------------
                              2000          2000          1999         % rise
                              euros         US $
--------------------------------------------------------------------------------

Billings                   11.8 billion  10.9 billion   6.9 billion     + 72%
--------------------------------------------------------------------------------

Revenues                   1.8 billion    1.6 billion  1.04 billion     + 70%
--------------------------------------------------------------------------------

EBITDA                     334 million    308 million   187 million
EBITDA/revenues                19%                          18%         + 78%
--------------------------------------------------------------------------------

EBIT                       275 million    254 million   156 million
EBIT/revenues                  16%                          15%         + 76%
--------------------------------------------------------------------------------

Net profit, excluding
minorities BEFORE          151 million    139 million  82.5 million     + 83%
amortization of goodwill
and BEFORE exceptionals
--------------------------------------------------------------------------------

Net profit, excluding
minorities AFTER          127.5 million  118 million   74.4 million     + 71%
amortization of goodwill
and AFTER exceptionals
--------------------------------------------------------------------------------

Net earnings per share
BEFORE amortization of         1.40          1.29          0.94         + 49%
goodwill and exceptionals
--------------------------------------------------------------------------------

Net earnings per share
(diluted) BEFORE               1.37          1.26          0.93         + 47%
amortization of goodwill
and exceptionals
--------------------------------------------------------------------------------

Proposed dividend              0.20          0.19          0.17         + 18%
--------------------------------------------------------------------------------

Cash flows from            236 million    218 million   134 million     + 77 %
operations
--------------------------------------------------------------------------------


For Maurice Levy, Chairman of Publicis Groupe S.A : "The past year was a turning point for our group, which has emerged as one of the top global companies in its industry group. Our agency, founded in 1926 by Marcel Bleustein-Blanchet, now counts some of the most prestigious names in the world economy among its clients. While remaining faithful to our culture and roots, we now operate on six continents, building on our innovative approach and creative flair. The talent and energy of our teams are our most precious assets, and allow us to look to the future with confidence. We can rely on unique resources to help us continue to grow faster than the market. Our figures take into account signs of slowing observed to date in the United States. Backed by our client portfolio, our flexibility and our entrepreneurial spirit, we can look forward to organic growth and earnings growth higher than projections for the global advertising market".


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


PUBLICIS TRANSFORMED
2000 was a year of sweeping and positive changes for Publicis Groupe S.A. in the following ways:

   - PUBLICIS DOUBLED IN SIZE, TO BECOME THE WORLD'S FIFTH LARGEST ADVERTISING GROUP. This resulted from a string of acquisitions, including Saatchi & Saatchi, one of the most prestigious and best-known names in advertising. This acquisition established a second worldwide network -- Saatchi & Saatchi Worldwide -- to work alongside our existing Publicis Worldwide. Publicis Groupe S.A. now operates in 102 countries and 170 cities, with over 20,000 employees worldwide.

   - PUBLICIS RAISED ITS PROFILE SUBSTANTIALLY IN THE UNITED STATES, THE WORLD'S LARGEST ADVERTISING AND COMMUNICATIONS MARKET, THROUGH A NUMBER OF MAJOR STRATEGIC ACQUISITIONS. Today, a number of leading agencies known throughout the United States for their creative flair are part of our network of agencies. One excellent example is Fallon McElligott, renamed Fallon Worldwide after its acquisition, a premium agency with outstanding creative talent, and a great deal of promise for international expansion. Reflecting our significantly strengthened position in the US market, North America now accounts for 39% of our revenues.

   - PUBLICIS HAS SIGNIFICANTLY EXPANDED ITS PRESENCE IN PRIME STRATEGIC MARKET SEGMENTS. These include marketing services (through the acquisition of Frankel and the extension of the Publicis Dialog network); specialized communications (notably healthcare, through Nelson Communications Worldwide, a world leader in the field, and ethnic communications with Burrell Communications and Conill); interactive communications (through the development of Publicis.Net); and media consultancy and buying services (with US agency DeWitt Media, leading to the launch of Optimedia in the US, and the Zenith Media network in partnership with Cordiant).

   - IN ADDITION TO THE PARIS BOURSE, PUBLICIS SHARES ARE NOW LISTED ON THE NEW YORK STOCK EXCHANGE, IN THE FORM OF ADRS.


AN EXCEPTIONAL YEAR FOR NEW BUSINESS

During the year, Publicis agencies won a string of major new accounts, while many existing accounts, both domestic and international, were granted new assignments. Altogether, group agencies booked new accounts representing budgets of EUR 1.7 billion, which will bring their full impact to bear on business in 2001. A recent league table drawn up by Credit Suisse First Boston ranked Publicis second worldwide for new business (see appended table).

Reflecting the creative flair, innovation and excellence that our agencies bring to all of our projects, agency teams in the Publicis, Saatchi & Saatchi and Fallon networks received a host of industry awards this year.


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


OUTSTANDING BUSINESS AND FINANCIAL PERFORMANCE

While key indicators at Publicis have shown strong, steady growth over the past five years, 2000 results reflected a particularly dramatic increase. This included:

   -  Growth in billings, +72% to EUR 11.8 billion, reflecting the combined
      ------------------
      impact of acquisitions (+51%), organic growth (+15%) and favorable currency translation (+6%).

   -  Revenues, generated as follows in geographical terms:
      --------

      - Europe          :     50%
      - North America   :     39%
      - Rest of world   :     11%
   -  The Group's interest in True North (approx. 9% of equity) is now primarily
      ----------------------------------
      a financial investment, offering an unrealized capital gain of around EUR167 million based on a share price of USD 38 on March 14, 2001.

INTEGRATION OF SAATCHI & SAATCHI

Meanwhile, the integration of Saatchi & Saatchi Worldwide has been an unqualified success: client relations are stronger than ever, our pool of talent remains intact, and the program as a whole is moving on schedule, with resultant cost savings, as well as synergies, providing for the expansion of a broad range of services offered to Saatchi & Saatchi clients. As already announced, the acquisition of Saatchi & Saatchi had an accretive impact on earnings per share.


2001 OUTLOOK

The year got off to a good start with successful campaigns such as that for the euro launch, as well as a number of new account wins, including United Airlines, Informix, and Renault in Korea and Japan.

This momentum augurs well for our 2001 results, which we foresee will outperform the market. In this, we have the benefit of effective drivers for growth and strong positions in expanding markets. This is the case for Europe, where we are well-positioned, as well as Asia, where we already hold a sizeable share of the market.

ANNUAL GENERAL MEETING OF SHAREHOLDERS / DIVIDEND
The Supervisory Board of Publicis Groupe SA (NYSE: PUB), chaired by Elisabeth Badinter, met today to approve the accounts and management report for the year ending December 31, 2000. These were presented by Maurice Levy, CEO and Chairman of the Management Board.

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

The Annual General Meeting of shareholders will be held on Thursday, June 14, 2001 at 11.30 a.m. at the head office of Publicis (133, avenue des Champs Elysees, Paris). Management will propose a dividend of EUR 0.20 excluding tax credit, compared with EUR 0.17 paid on 1999 business, representing a rise of 18%.



                                    # # #

-------------------------------------------------------------------------------------------------------------
TABLE 1
ACCOUNT WINS AND LOSSES, 2000
$ in millions
-------------------------------------------------------------------------------------------------------------
                                 Wins                          Losses                    Net Gains (Loss)
-------------------------------------------------------------------------------------------------------------
Company                 Accounts     Billings           Accounts     Billings         Accounts     Billings
-------------------------------------------------------------------------------------------------------------
Omnicom Group             125         $5,474              37          $1,486            88         $3,988
Publicis Group             54         $1,697              11            $241            43         $1,456
bcom3 Group                46         $1,642              14            $379            32         $1,263
WPP Group                  66         $2,262              36          $1,582            30           $680
Interpublic Group         111         $2,811              45          $2,157            66           $654
Grey Global Group          20           $499               6            $195            14           $304
Cordiant Communications    11           $216               2             $83             9           $133
Havas Advertising          39           $986              12          $1,071            27           ($85)
True North Communications  36         $1,606              20          $1,893            16          ($287)
Other Agencies            280         $4,929             124          $2,706           156         $2,223
-------------------------------------------------------------------------------------------------------------
TOTAL                     788        $22,122             307         $11,793           481        $10,329
-------------------------------------------------------------------------------------------------------------

Note : Taken from various trade press sources. Creative accounts only.
---------------------------------------------------------------------------

Source : Credit Suisse First Boston Corporation - January 22, 2001-03-15



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